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                                                                    EXHIBIT 4.12



October 8, 2004

Re: Amended Secondment

Mr. James Chilcoff
Rosehill, Australia

Dear Jamie:

Congratulations on your promotion to Executive Vice President - International. With this promotion, we offer you an Amended Secondment ("Agreement").

In light of the fact that you are now a member of the Group Management Team ("GMT"), James Hardie would like to amend your Secondment Agreement dated June 2, 2003 ("Secondment"), in consideration of the covenants contained herein, by providing you the terms set forth below.

For the purposes of this Agreement, the word "Company" collectively means James Hardie Building Products, Inc. ("JHBP") and James Hardie Building Products Pty Ltd, known as James Hardie Australia ("JHA"). In other words, JHBP and JHA are collectively referred to herein as "Company".

It is understood by you and the Company that this Agreement shall terminate and supersede all prior employment agreements, service agreements, or other agreements, promises and representations regarding the terms and conditions of your employment between you and the Company or any of its subsidiaries or affiliates, including but not limited to the Secondment, which is no longer of any force or effect.

It is further understood by you and the Company that the terms and conditions of your employment are otherwise governed by the policies and procedures of JHBP applicable to similarly-situated executives of JHBP when you are working in the United States, and by the policies and procedures of JHA applicable to similarly-situated executives of JHA when you are working on assignment for JHA in Australia.

It is a condition of the Agreement that you are granted a work permit for the duration or your work assignment in Australia.

                            WORK FOR JHA IN AUSTRALIA

LOCATION OF SERVICE

1.01 The position is presently located at our Rosehill Office. The location of your employment may be changed from time to time in accordance with the Company's business needs. In the event of this occurring any such change and the Company's relocation policy would first be discussed with you.

REPORTING RELATIONSHIP

2.01  You will report to Louis Gries, EVP Operations.

REMUNERATION

3.01       Your remuneration will be based on an annual salary of US$250,000.

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3.02  On the basis that you will be living away from your usual place of residence, you will receive an additional taxable expatriate allowance of US$20,000 per year.

3.03 Your total remuneration will be paid to you through your current USA payroll.

3.04 By remaining on the USA payroll, you will continue to be eligible to participate in the USA 401(k) plan, according to Company and plan policies. The Company currently matches your contribution $1 for $1 up to six percent of your salary up to the IRS maximum.

3.05 Salaries are reviewed on the basis of measured performance in July of each year, starting July 2005.

3.06 Your remuneration relies on the fact that you are living away from home and therefore you will be required to sign a declaration to that effect annually (see attached), which the Company will retain with its records.

PERFORMANCE BONUS

4.01 Your target bonus for FY 05 will be 45% of your March 31, 2005 base salary for April 1, 2004 to August 15, 2004 and 55% of your March 31, 2005 base salary starting August 15, 2004. Your actual bonus will be calculated based on JH's EP bonus plan parameters and your achievements against agreed objectives and targets (IP). Your bonus will be split between EP results (80%) and Individual Performance (20%).

4.02 The terms and conditions surrounding the plan are subject to alteration at the discretion of the Company and participation is reviewed annually.

SHARE PLAN

5.01 You will be eligible to participate in the JHI NV Equity Incentive Plan and continue to be treated as a U.S. employee for this consideration. The decision on equity eligibility and amounts is made each year. For purposes of that decision, you will be treated as a US employee.

TAXATION ADVICE

6.01 The Company will provide a tax adviser through PWC to assist in the processing of tax returns and advice on tax matters associated with your employment in Australia.

LEAVE

7.01 Annual Leave You will continue to accrue annual leave under the U.S. vacation policy. Based on your tenure, you will accrue 3 weeks (120 hours) per annum. You may continue to accrue up to a maximum of 240 hours based on Company policies.

7.02 Home Leave JHBP will pay coach class return airfares to the USA for you and your family, twice per annum. These tickets may be exchanged for travel tickets elsewhere in the world but not for cash. They may also be used to fly family members to Australia to visit.

CAR

8.01 The Company will provide both you and your spouse with cars; the company will provide a car for your use consistent with the level of your current Company-provided vehicle, and provide a car equivalent to a Honda Accord or similar class car for your spouse's use. Auto insurance,

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      routine maintenance and warranties associated with the costs for maintenance of the cars will be paid by the Company. Business gasoline costs will be reimbursed per local policy; expenses for personal mileage will not be reimbursed.

POLICIES

9.01 Other policies applicable to you during your secondment will be as per the JHA policies.

                      CONDITIONS OF RELOCATION TO AUSTRALIA

IMMIGRATION

10.01 Your employment in Australia will be dependant on successfully maintaining the immigration status necessary for you to work in Australia.

10.02 If, at any stage, you intend to change your residency status from temporary to permanent, you are to advise the Company.

PERSONAL ACCIDENT INSURANCE

11.01 JHBP provides 24-hour business travel accident insurance for all expatriates, in accordance with the provisions of the applicable JHBP insurance plan or insurance agreement.

MEDICAL / HOSPITAL INSURANCE

12.01 As an expatriate employee, you have the same Life, Medical, Dental, Vision and Disability benefits as U.S. employees of JHBP. Since the PPO (Preferred Provider) Medical Plan has no specific contracted providers in your region, your medical benefits will be paid at the PPO level of benefits for services rendered outside of the U.S.

WHEN APPROPRIATE, REMOVAL AND STORAGE CHARGES

13.01 The cost of packing, freight and insurance in transit of your personal effects (excluding items of unique high value (e.g. pianos) or animals) will be met by JHA.

13.02 Items of value that are not shipped may be placed in commercial storage at the employee's home base. A reasonable cost of storage, removal into storage and insurance on storage items will be met by JHA.

ACCOMMODATION

14.01 LONG-TERM ACCOMMODATION
      To satisfy your long-term accommodation needs, JHA will continue to reimburse you AUD $3,500 per month to cover the cost of a fully furnished apartment or house, while you are working for JHA in Australia. It is also agreed that JHA will pay this amount regardless of whether less or more than this amount is actually incurred. Where the actual housing cost is less than A$3,500, the payment will be broken into two components:

      -     the payment/reimbursement of the actual rent; and

      - the balance paid as a taxable cash allowance, in which the company will pay for the taxes.

EDUCATION FOR CHILDREN

15.01 JHA will continue to provide the costs associated with reasonable tuition and appropriate fees, which may apply for your school-aged children while you are working for JHA in Australia.

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LIABILITY FOR TAX PAYMENTS

16.01 You will continue to be tax equalized to the State of California for the period of your work assignment for JHA in Australia. Tax equalization is intended to equate the tax liability you incur during your overseas assignment with that of a domestic employee under similar economic circumstances. You will be reimbursed for any excess of U.S. or foreign taxes you are required to pay beyond the U.S. and California taxes you would have incurred on your base salary, bonus, if any, and imputed income from group life insurance, if you had not taken the overseas assignment.

16.02 While you are on assignment for JHA in Australia, you will pay a hypothetical tax in lieu of actual tax liabilities. The hypothetical tax is representative of your tax responsibilities while on assignment. We will have PricewaterhouseCoopers calculate the amount to be withheld.

                               GENERAL CONDITIONS

PERIOD OF NOTICE

17.01 Either party may terminate this Agreement by giving the other party thirty
      (30) days notice in writing. The Company may elect to make a payment in lieu of the whole or part of any period of notice given to the Company by you, or by the Company to you. Of course, the Company may terminate this Agreement immediately if it reasonably believes that you have engaged in conduct which violates Company policy, or otherwise constitutes dishonest activity, whether criminal or otherwise, including but not limited to fraud, misrepresentation, theft of Company property, embezzlement, larceny and misappropriation under applicable state and/or federal law.

TERMINATION OF JHA WORK ASSIGNMENT

18.01 In the event of termination of the JHA work assignment by JHA or you, JHA will pay reasonable repatriation costs for you, your family and your belongings to California, unless you were in breach of conditions applying to your employment. Repatriation would have to occur within six months of termination for this clause to apply.

18.02 Termination of employment by Redundancy, Resignation or other reason, will mean conclusion of the transfer and you will be assisted with relocation as described above, to California.

18.03 At the end of your JHA work assignment, JHBP will attempt to return you to a position in California in the US business and repatriate you to that location, unless you are released based on the Company's reasonable belief that you engaged in conduct which violates Company policy or otherwise constitutes dishonest activity, whether criminal or otherwise, including but not limited to fraud, misrepresentation, theft of Company property, embezzlement, larceny and misappropriation under applicable state and/or federal law. Refer to Repatriation Conditions section below.

CONFLICT OF INTEREST

19.01 You agree to declare any potential conflict of interest, which might affect the decisions of the Company in dealing with any third party, where either you or an associate or family member has an interest in that third party by way of employment or financial interest or any potential personal gain.

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CONFIDENTIALITY

20.01 In accepting this appointment, you agree that during or after your employment with the Company you will not disclose to anyone outside the Company, or use in any way other than in the Company's business, any information that may reasonably be said or understood to be confidential in relation to the Company's activities.

20.02 Further, you agree that on termination of employment you will give up and not take with you any material containing information, which may reasonably be understood to be confidential in relation to the Company's activities.

                             REPATRIATION CONDITIONS

REPATRIATION TO USA

21.01 Upon successful completion of your work assignment for JHA in Australia, JHA will pay reasonable repatriation costs for you and your family to return to California or location of JHBP assignment, including the return coach class airfare. JHA will also pay reasonable costs associated with the shipment of your belongings. In addition, JH will pay reasonable housing costs for a period of up to one (1) month upon return to California or location of JHBP assignment. You will also be provided with tax assistance in relation to your return to the USA.

21.02 JH will reimburse the costs associated with purchasing a house in the USA. The details of this will be addressed in a contract that moves you back to the U.S.

                            CONDITIONS OF EMPLOYMENT

POST-TERMINATION CONSULTING PERIOD

22.01 Upon the termination of your employment with JHBP, you agree to:

      (a) Consult to JHBP for two years for up to 100 hours/year. You agree to do this, as well as to not violate any of the TRADE SECRET/ RESTRCTIVE COVENANTS set forth in this Agreement or in its policies and procedures, in order to protect our Company's proprietary, confidential business and manufacturing information. In exchange for the payment of an amount equal to your annual base salary at the time of termination (paid in monthly installments), in accordance with the terms of a James Hardie Consulting Agreement, a format of which is attached as a copy, for your general consideration. The exact terms and conditions will be agreed upon when, and if, this Agreement is prepared for execution. The Company will prepare this Consulting Agreement, in final.

      (b) Additionally, the Company may elect to extend the Consulting Agreement for an additional two years, and you will agree to such extension, in exchange for the amount equal to the annual base salary for each year of extension.

RESTRICTIVE COVENANTS

23.01 Trade Secrets. Confidential and Proprietary Business Information.

      (a) The Company has advised you and you have acknowledged that it is the policy of the Company to maintain as secret and confidential all Protected Information (as defined below), and that Protected Information has been and will be developed at substantial cost and effort to the Company and other companies in the James Hardie group
            - these companies together with the Company are referred to in this Agreement as the "Group." "Protected Information" means trade secrets, confidential and proprietary

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                                                                               6

            business information of the Group, any information of the Group other than information which has entered the public domain (unless such information entered the public domain through effects of or on account of you), and all valuable and unique information and techniques acquired, developed or used by the Group relating to its business, operations, employees, customers and suppliers, which give the Group a competitive advantage over those who do not know the information and techniques and which are protected by the Group from unauthorized disclosure, including but not limited to, customer lists (including potential customers), sources of supply, processes, plans, materials, pricing information, internal memoranda, marketing plans, internal policies, and products and services which may be developed from time to time by the Group and any of their agents or employees.

      (b) You acknowledge that you have acquired and will acquire Protected Information with respect to the Group and its successors in interest, which information is a valuable, special and unique asset of the Group's business and operations and that disclosure of such Protected Information would cause irreparable damage to the Group.

      (c) Either during or after termination of employment by the Company, you shall not, directly or indirectly, divulge, furnish or make accessible to any person, firm, corporation, association or other entity (otherwise than as may be required in the regular course of your employment) nor use in any manner, any Protected Information, or cause any such information of the Group to enter the public domain.

23.02      Non-Competition

      (a) You agree that you shall not during your employment with the Company, and, subject for a period of at least two (2) years, and up to four (4) years, at the Company's discretion (assuming it exercises its rights to have you engaged as a Consultant, as set forth above), after the termination of the Agreement, directly or indirectly, in any capacity, engage or participate in, or become employed by or render advisory or consulting or other services in connection with any Prohibited Business as defined in subsection
            (c).

      (b) You agree that you shall not, during your employment with the Company, and, for a period of at least two (2) years, and up to four
            (4) years at the Company's discretion (assuming it exercises its rights to have you engaged as a Consultant, as set forth above), after the termination of this Agreement, make any financial investment, whether in the form of equity or debt, or own any interest, directly or indirectly, in any Prohibited Business. Nothing shall, however, restrict you from making any investment in any company whose stock is listed on a national securities exchange; provided that (i) such investment does not give you the right or ability to control or influence the policy decisions of any Prohibited Business, and (ii) such investment does not create a conflict of interest between your duties hereunder and your interest in such investment.

      (c)   "Prohibited Business" shall be defined as the business of:

            (i) marketing or selling of fiber cement products, where the marketing or selling of such products is a principal activity of the business;

            (ii)  manufacturing or processing fiber cement products;

            (iii) building, assembling, operating or maintaining plant and equipment, where that plant and equipment is particular to the manufacturing or processing of fiber cement products;

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                                                                               7

            (iv) manufacturing or processing raw materials for fiber cement products where that manufacturing or processing is particular to the raw material used in fiber cement products;

            (v) research or development activities relating to subsections(c)(i)-(iv); and

      any branch, office or operation thereof, which is a competitor of the Group or which has established or seeks to establish contact, in whatever form (including, but not limited to solicitation of sales, or the receipt or submission of bids), with any entity who is at any time a client, customer or supplier of the Group (including but not limited to all subdivisions of the federal government).

23.03 Non-Solicitation. From the date hereof until at least two (2) years, and up to four (4) years at the Company's discretion, after your termination of employment with the Company, you shall not, directly or indirectly (a) encourage any employee or supplier of the Group or any of their successors in interest to leave his or her employment with the Group or any of their successors in interest, (b) employ, hire, solicit or cause to be employed, hired or solicited (other than by the Group or any of their successors in interest), or encourage others to employ or hire any person who within at least two (2) years, and up to four (4) years at the Company's discretion, prior thereto was employed by the Group or any of their successors in interest, or (c) establish a business with, or encourage others to establish a business with, any person who within at least two (2) years, and up to four (4) years at the Company's discretion, prior thereto was an employee or supplier of the Group or any of their successors in interest.

23.04 Disclosure of Employee-Created Trade Secrets Confidential and Proprietary Business Information. You agree to promptly disclose to the Company all Protected Information developed in whole or in part by you during your employment with the Company and which relates to the Group's business. Such Protected Information is, and shall remain, the exclusive property of the Company. All writings created during your employment with the Company (excluding writings unrelated to the Company's business) are considered to be "works-for-hire" for the benefit of the Group and the Company shall own all rights in such writings.

23.05 Survival of Undertakings and Injunctive Relief

      (a) The provisions of these RESTRICTIVE COVENANTS of this Agreement shall survive both the termination of your employment with the Company and the termination of the Agreement, irrespective of the reasons for such termination.

      (b) You acknowledge and agree that these RESTRICTIVE COVENANTS imposed upon you by this Agreement and the purpose of such restrictions are reasonable and are designed to protect the Protected Information and the continued success of the Company without unduly restricting your future employment by others. Furthermore, you acknowledge that, in view of the Protected Information which you have or will acquire or have or will have access to and in view of the necessity of these restrictions, any violation of them would cause irreparable injury to the Company and its successors in interest, with respect to the resulting disruption in their operations. By reason of the foregoing you consent and agree that if you violate any of these restrictions, or RESTRICTIVE COVENANTS, the Company and its successors in interest as the case may be, shall be entitled, in addition to any other remedies that they may have, including money damages, to an injunction to be issued by a court of competent jurisdiction, restraining you from committing or continuing any violation of such Sections of this Amendment.

            In the event of any such violations of these RESTRICTIVE COVENANTS, you further agree that the time periods set forth in such Sections shall be extended by the period

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                                                                               8

            of such violation, and you consent to the jurisdiction of the Superior Court for the County of Orange, State of California, as the competent court to hear and to determine any action in equity or law filed by the Company against you with respect to its necessity to protect itself under these RESTRCITIVE COVENANTS.

TERMINATION

24.01 Termination of Employment by Voluntary Resignation /Death /Disability.

      (a)   Your employment under the Agreement may be terminated:

            (i) Upon your voluntary resignation in accordance with the notification requirement provided in the Agreement;

            (ii) Upon your death, the Agreement, and your employment hereunder shall terminate immediately and without notice by the Company; or

            (iii) In the event of your inability to perform your duties or responsibilities thereunder, as a result of a Permanent Disability (as defined below) upon written notice by the Company. A "Permanent Disability" occurs when for a period of ninety (90) consecutive calendar days, or an aggregate of one hundred twenty (120) calendar days during any calendar year (whether or not consecutive) you are unable to perform your duties or responsibilities hereunder as a result of a mental or physical ailment or incapacity. Upon the occurrence of a Permanent Disability, the Company will evaluate your condition and determine whether or not to send written notice of your termination.

      (b) Upon a voluntary resignation, you shall not be entitled to payment of any compensation other than salary under the Agreement, as amended, earned up to the date of such resignation, any accrued but unpaid vacation days, and any stock options, warrants or similar rights which have vested at the date of such resignation. The Company, in its sole and absolute discretion, may decide to continue to pay you your Annual Base Salary, for up to two (2) years after your voluntary resignation, in return for you not violating the RESTRICTIVE COVENANTS and/or provisions therein, for an equivalent period.

      (c) Upon your death, the Company shall pay or grant, to such person as you designate in a notice filed with the Company, or, if no such person shall be designated, to your estate as a lump sum death benefit, an amount equal to any compensation under the Agreement, as amended, earned up to the date of your death, including salary and any accrued but unpaid vacation days. In addition, any stock options or warrants which have vested at the time of your death will be exercisable by your estate in accordance with the Company's Equity Incentive Plan. Your designated beneficiary or the executor of your estate, as the case may be, shall accept the payment provided for in this section, in full discharge and release of the Company of and from any further obligations under the Agreement, as amended.

      (d) Upon your permanent disability, you shall be entitled to the benefit of disability or other relevant insurance or benefits provided. You shall not be entitled to payment of any compensation other than salary under the Agreement, as amended, earned up to the date of such permanent disability, any accrued but unpaid vacation days, and any stock options, warrants or similar rights which have vested at the date of such termination. The Company, in its sole and absolute discretion, may decide to continue to pay you your Annual Base Salary, for up to two (2) years after your voluntary resignation, in return for you not violating the RESTRICTIVE COVENANTS

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                                                                               9

            for an equivalent period and your execution, without revocation, of a Company Release of Claims upon the effective date of the termination of your employment.

24.02 Termination for Cause.

      (a) The Company may terminate your employment for Cause by giving you written notice of such termination. For purposes of the Agreement, as amended, "Cause" for termination shall mean:

            (i) the willful failure or refusal to carry out the reasonable directions of the Chief Executive Officer or Board of Directors, which directions are consistent with your duties as set forth under the Agreement;

            (ii) a willful act by you that constitutes gross negligence in the performance of your duties under the Agreement, as amended, and which materially injures the Company. No act, or failure to act, by you shall be considered "willful" unless committed without good faith and without a reasonable belief that the act or omission was in the Company's best interest; or

            (iii) a conviction for a violation of a state or federal criminal law involving the commission of a felony or other crime involving moral turpitude.

      (b) Upon termination for Cause, you shall not be entitled to payment of any compensation other than salary under the Agreement earned up to the date of such termination, any accrued but unpaid vacation days, and any stock options, warrants or similar rights which have vested at the date of such termination. The Company, in its sole and absolute discretion, may decide to continue to pay you your Annual Base Salary, for up to two (2) years after such termination for Cause, in return for you not violating the RESTRICTIVE COVENANTS for an equivalent period and your execution, without revocation, of a Company Release of Claims upon the effective date of the termination of your employment.

24.03 Termination Without Cause. Should your employment be terminated for a reason other than as specifically set forth above:

      (a) You shall be paid the salary earned up to the date of such termination under the Agreement any accrued but unpaid vacation days, and any stock options, warrants or similar rights which have vested at the date of such termination.

      (b) In addition, the Company, in its sole and absolute discretion, may decide to continue to pay you additional amounts (in monthly installments) equal to your Annual Base Salary as of the date of termination of employment in accordance with the Company's normal practices for other senior executives, for up to two (2) years following your termination, in return for you not violating the provisions of the RESTRICTIVE COVENANTS above, for an equivalent period and your execution, without revocation, of a Company Release of Claims at that time.

      (c) All of the stock options, warrants, retirement benefits and other similar rights, if any, granted by the Company to you that are vested at the date of the termination of your employment, shall remain vested. All stock options that will vest between the date of such termination of employment and the completion of the Consulting Agreement will continue to vest on the vest dates stipulated in the grant document(s). All stock options unvested as of the completion of the Consulting Agreement will immediately expire. All stock options vested as of the completion of the Consulting Agreement will remain exercisable until the earlier of (i) the date such Stock Options would expire in accordance with their terms, and (ii) 90 days after the date of completion of the

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            Consulting Agreement, unless terminated earlier per the terms of the
            Consulting Agreement.

24.04 No Mitigation. You shall not be required to mitigate the amount of any payment provided for in the Termination without Cause Section, above, by seeking other employment or otherwise, nor shall the amount of any payment provided for under this section be reduced by any compensation earned by you, as a result of employment by another company, self-employment or otherwise.

In acknowledgment of your agreement to the terms and conditions of this Agreement, please sign and return to Cathy McCutcheon, in Mission Viejo HR, the duplicate copy of this letter.

JAMES HARDIE BUILDING PRODUCTS, INC.,
A California corporation

By: /s/ Louis Gries                       Oct 13, 2004
------------------------------            -------------
Louis Gries                               date
Executive VP Operations

James Chilcoff, an individual

/s/ James Chilcoff                        Oct 19, 2004
------------------------------            ------------
James Chilcoff                            date